UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.	Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR INC SAVINGS INVESTMENT PLAN

Date: June 17, 2014	By:	/s/ J. K. LeVier
J. K. LeVier
Vice President – Human Resources
PACCAR Inc

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan

December 31, 2013 and 2012

and for the Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012 and

for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Seattle, Washington

June 17, 2014

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Money market fund	$307,165	$65,646
Commingled trust funds	252,788,735	197,522,763
Mutual funds	532,641,286	432,041,643
PACCAR Inc common stock	931,717,228	809,752,452

Total investments, at fair value	1,717,454,414	1,439,382,504

Notes receivable from participants	32,730,411	31,195,452

Dividends and other receivables	14,516,899	239,837
Due from broker for securities sold	2,033,503	4,256,650

Total assets	1,766,735,227	1,475,074,443

Liabilities
Accrued expenses	23,364	29,083

Net assets reflecting all investments at fair value	1,766,711,863	1,475,045,360

Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(1,864,786)	(2,928,124)

Net assets available for benefits	$1,764,847,077	$1,472,117,236

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$50,487,640
Net appreciation of investments	325,391,482
Revenue credit	470,000
Contributions:
Company	20,442,217
Participants	39,161,704

Distributions to participants	(142,871,457)
Administrative expenses	(351,745)

Net increase	292,729,841
Net assets available for benefits at beginning of year	1,472,117,236

Net assets available for benefits at end of year	$1,764,847,077

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Covered employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $17,500 for 2013. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2013 was $5,500.

For eligible participants who were actively employed at December 31, 2013, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions.

The Company’s matching contributions of $20,442,217 were unallocated at December 31, 2013. The matching contributions are allocated to participant accounts in January each year based on determination of eligibility as described above. The Company matches contributions in the form of PACCAR Inc common stock. The Company’s rate of contribution and the frequency and manner in which the Company makes its contribution shall be decided by the Company in its sole discretion with respect to each Plan year.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company matching contributions to the Plan, allocations from any revenue credits, and any earnings or losses on the Plan’s investments.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future contributions, subject to trading limitations on certain of the Plan’s individual fund options.

All participants with three or more years of service have the ability to make an unlimited number of transfers-in or transfers-out, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 10.50% on loans outstanding as of December 31, 2013. Principal and interest are repaid either through after-tax payroll deductions or by personal check sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance, or have their account balance remain in the Plan until reaching age 70 1⁄2. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Also, active employees who reach age 70 1⁄2 have the additional options of electing to have their account balances distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses and Revenue Credit

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration. In January 2013, the Company amended its agreement with the Plan’s Trustee to provide a revenue credit arrangement effective January 1, 2012. The revenue credit is funded by the Trustee to pay for Plan management fees and reimburse the Company for Plan administration expenses. If the Plan does not use the entire revenue credit, the excess may be allocated to the participants.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds (other than the Fidelity Managed Income Portfolio II (MIP II Fund)) is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan invests in investment contracts through the MIP II Fund. The statements of net assets available for benefits present the fair value of the MIP II Fund and the adjustment from fair value to contract value. The contract value of the MIP II Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Notes receivable from participants that are determined to be uncollectible are recorded as a distribution based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

During the year ended December 31, 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2013	Net Appreciation in Fair Value of Investments
PACCAR Inc common stock	$233,494,086
Mutual funds	64,553,715
Commingled trust funds	27,343,681

$325,391,482

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2013	2012
PACCAR Inc common stock*	$931,717,228	$809,752,452
Fidelity Contrafund K	194,163,166	154,859,340
Fidelity Managed Income Portfolio II Class 2	132,476,077	107,970,341
Fidelity U.S. Equity Index Commingled Pool	92,438,270	70,544,255

* Includes Company matching contributions, some of which are nonparticipant-directed.

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Plan had no financial instruments requiring Level 3 valuation.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements.

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. These commingled funds are categorized as Level 2.

The Plan’s assets subject to recurring fair value measurements at December 31, 2013, are as follows:

	Level 1	Level 2	Total
Financial instruments, at fair value:
U.S. money market fund	$307,165	$—	$307,165
Commingled trust funds:
U.S.	—	224,914,347	224,914,347
International	—	27,874,388	27,874,388
U.S. mutual funds:
Equity	268,482,909	—	268,482,909
Fixed income	62,799,184	—	62,799,184
Asset allocation	201,359,193	—	201,359,193
PACCAR Inc common stock	931,717,228	—	931,717,228

	$1,464,665,679	$252,788,735	$1,717,454,414

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2012, are as follows:

	Level 1	Level 2	Total
Financial instruments, at fair value:
U.S. money market fund	$65,646	$—	$65,646
Commingled trust funds:
U.S.	—	178,514,596	178,514,596
International	—	19,008,167	19,008,167
U.S. mutual funds:
Equity	203,180,924	—	203,180,924
Fixed income	73,208,571	—	73,208,571
Asset allocation	155,652,148	—	155,652,148
PACCAR Inc common stock	809,752,452	—	809,752,452

	$1,241,859,741	$197,522,763	$1,439,382,504

5. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in PACCAR Inc common stock, in which participant-directed investments also are made. The investment activity cannot be segregated between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

	December 31
	2013	2012
Investments in PACCAR Inc common stock at fair value	$931,717,228	$809,752,452
Dividends receivable on PACCAR Inc common stock	14,245,378	—

	$945,962,606	$809,752,452

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments (continued)

Year Ended December 31, 2013
Changes in net assets:
Contributions	$30,874,861
Dividends	27,376,357
Net appreciation in fair value	233,494,086
Net transfers to other participant-directed investments	(98,604,532)
Benefits paid to participants	(57,089,328)
Net participant loan repayments	158,710

$136,210,154

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is not subject to income tax examinations for years prior to 2010.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

7. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $110,773,978 and sales totaling $308,159,114 of PACCAR Inc common stock during 2013. The Plan received dividends on this stock totaling $13,130,979 in 2013. Dividends receivable were $14,245,378 and nil at December 31, 2013 and 2012, respectively.

Effective January 1, 2012, a revenue credit program was entered into with the Trustee. The revenue credits are used to pay certain Plan administrative fees. During the year ended December 31, 2013, the Plan recognized $470,000 of revenue credits and used $142,758 of the revenue credits to pay for certain administrative fees. At December 31, 2013, there was $327,242 of unallocated revenue credits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$1,764,847,077	$1,472,117,236
Adjustment from fair value to contract value for investment contracts held by commingled trust funds	1,864,786	2,928,124

Net assets available for benefits per the Form 5500	$1,766,711,863	$1,475,045,360

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2013, to the Form 5500:

Year Ended December 31, 2013
Increase in net assets per the financial statements	$292,729,841
Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2013	1,864,786
Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2012	(2,928,124)

Net increase per the Form 5500	$291,666,503

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110    Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of Issue, Fund or Borrower	(c) Description of Investment	(d) Cost	(e) Current Value
	Money market fund:
*	Fidelity Management Trust Company:
	Retirement Money Market	307,165 shares	(1)	$307,165

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	130,611,291 units	(1)	132,476,077
	U.S. Equity Index Commingled Pool	1,345,339 units	(1)	92,438,270
	Russell Fund:
	International	500,079 units	(1)	27,874,388

				252,788,735
	Mutual funds:
*	Fidelity Management Trust Company:
	Contrafund K	2,021,059 shares	(1)	194,163,166
	Asset Manager 70%	2,281,880 shares	(1)	46,824,172
	Asset Manager 50%	1,966,724 shares	(1)	34,516,012
	Asset Manager 20%	1,580,422 shares	(1)	21,051,227
	Freedom Index Income	385,781 shares	(1)	4,316,889
	Freedom Index 2010 W	970,497 shares	(1)	12,509,710
	Freedom Index 2020 W	3,173,887 shares	(1)	42,847,477
	Freedom Index 2030 W	1,355,449 shares	(1)	19,504,906
	Freedom Index 2040 W	1,077,539 shares	(1)	16,098,433
	Freedom Index 2050 W	243,267 shares	(1)	3,690,367
	PIMCO Total Return Fund:
	Institutional Class	5,874,573 shares	(1)	62,799,184
	JP Morgan Mid Cap Value Fund:
	Institutional Class	2,116,166 shares	(1)	74,319,743

				532,641,286
	Other investments:
*	PACCAR Inc common stock	15,746,417 shares	$410,621,346	931,717,228

	Total investments			$1,717,454,414

*	Participant loans	Maturing through 2028, with interest rates ranging from 4.25% to 10.50%	(1)	$32,730,411

*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110    Plan Number: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2013

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain

Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$110,733,978	$—	$—	$110,733,978	$—
PACCAR Inc	Common stock	—	308,159,114	222,263,292	308,159,114	85,895,822

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.